Exhibit 99.1
FOR IMMEDIATE RELEASE
Contact: Sridhar Ramasubbu
Wipro Limited
408-242-6285
Wipro records 43% growth in Total Revenue
Revenues from IT Services — $ 1067 million
Results for the quarter ended June 30, 2008 under US GAAP
Bangalore, India and East Brunswick, New Jersey, USA — July 18, 2008 — Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its first fiscal quarter ended June 30, 2008.
Highlights of the Results:
➢	Total Revenues were Rs. 59.62 billion ($1.39 billion1), representing an increase of 43% over the same period last year.

➢	Net Income was Rs. 8.14 billion ($190 million1) on a GAAP basis, representing an increase of 15% over the same period last year.

➢	Non-GAAP Adjusted Net income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) was Rs. 8.85 billion ($206 million1), representing an increase of 25% over the same period last year.

➢	IT Services Revenues were Rs. 43.93 billion ($1023 million1), representing an increase of 40% over the same period last year.

➢	IT Services Earnings Before Interest and Tax (EBIT) was Rs. 8.82 billion ($205 million1), representing an increase of 35% over the same period last year.

➢	IT Services added 31 new clients in the quarter.

➢	IT Products recorded a 53% growth in Revenues over the same period last year.

➢	Consumer Care and Lighting Revenue grew 114% over the same period last year and EBIT grew 98%.
Performance for the Quarter ended June 30, 2008 and Outlook for our Quarter ending September 30, 2008
Azim Premji, Chairman of Wipro, commenting on the results said -
“We have had another satisfying quarter. Revenues from our IT Services were $1,067 million for the quarter, ahead of our guidance of $1,060 million. In the backdrop of significant economic uncertainty, our Financial Services and Retail businesses demonstrated their resilience. We had strong growth in our differentiated Service lines like Testing, TIS and BPO. Our strategy of focusing on MEGA/GAMA accounts is delivering results with top customers growing ahead of company average. We improved on several of operational parameters during the quarter.
Given the environment, we remain cautious in the near-term. Looking ahead, for the quarter ending September 2008, we expect our Revenue from our IT Services business to be approximately $1089 million.”

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on June 30, 2008, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York, which was US $1=Rs.42.93. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2008 was US$1=Rs. 41.16

Suresh Senapaty, Chief Financial Officer of Wipro, said -
“During the quarter ended June 2008, we were able to sustain margins in spite of Restricted Stock Units grants. Rate Realization and Utilization improved sequentially by 300 basis points and 50 basis points respectively. We have won 7 multi-year multi-million dollar deals and added 31 new customers during the quarter. We added another customer to our $100 million customer list.”
Wipro Limited
Total Revenue for our quarter ended June 30, 2008 was Rs. 59.62 billion ($1.39 billion1), representing an increase of 43% over the same period last year. Net Income for our quarter ended June 30, 2008 on GAAP basis was Rs.8.14 billion ($190 million1), representing an increase of 15% over the same period last year. Net Income for our quarter ended June 30, 2008 on an Adjusted Non-GAAP basis (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) was Rs. 8.85 billion ($206 million1), representing an increase of 25% over the same period last year. Earnings per Share on the GAAP basis for our quarter ended June 30, 2008 were Rs. 5.60 ($0.131), representing an increase of 14% over the same period last year. Non-GAAP Adjusted Earnings (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) per Share for our quarter ended June 30, 2008 were Rs. 6.1 ($0.141), representing an increase of 24% over the same period last year.
Reconciliation between GAAP net income and non-GAAP adjusted net income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) is provided on Page 8.
IT Services (74% of Total Revenue and 90% of Operating Income for our quarter ended June 30, 2008)
Our IT Services business segment recorded Revenue of Rs. 43.93 billion2 ($1023 million1) for our quarter ended June 30, 2008, representing an increase of 40% over the same period last year. EBIT for this segment was Rs. 8.82 billion ($205 million1) for our quarter ended June 30, 2008, representing an increase of 35% over the same period last year.

Our Operating Income to Revenue for this segment was 20.1% for our quarter ended June 30, 2008.
We had 95,675 employees as of June 30, 2008, which includes 74,838 employees in our IT business unit and 20,837 employees in our BPO business unit.
Our IT Services business added 31 new clients during the quarter, of which 4 were Global 500 / Fortune 1000 companies.
Wipro is helping a Large European Energy Equipment Manufacturer in their next generation application management initiative. This engagement will cover business solutions supporting the North American division of the customer, including Manufacturing, Sales and Services, Finance and Control, Product management and Marketing. As part of the engagement, Wipro will provide the customer with real-time information on the performance and health of the IT application platform and improve the overall operational efficiency.

[2]	IT Services business segment Revenue was Rs. 44.04 billion for the quarter ended June 30, 2008 under the Indian GAAP. The difference of Rs. 112 million ($2.6 million1) is primarily attributable to differences in accounting standards under Indian GAAP and US GAAP.

A Worldwide leader in the manufacture of high-quality audio and electronic products chose Wipro for providing end to end management of its IT Infrastructure across Americas, Europe and Asia Pacific. This multi million dollar engagement spans 7 years.
Wipro was chosen as the Key strategic partner by a Global Apparel & Footwear manufacturer for a wide spread of their application landscape. Some of them involve holistic support for their critical global systems in the B2B space, Sales order capture, all supporting transactions and its associated reporting needs, which form a part of the customer’s strategic visioning and internal development of their robust sales systems.
A Global integrated Steel major has engaged Wipro as the system integration partner for transforming its core manufacturing execution business solution. Wipro will program manage this initiative to implement consolidated and simplified business processes targeted towards inventory reduction. The program will entail redesign of the shop floor process including Planning & Scheduling and Production Execution along with IT application rationalization.
Wipro is designing and deploying a solution to enable supply chain visibility for a large automotive Original Equipment Manufacturer (OEM). This solution is designed to bring in a unified global process for tracking vehicles once they leave the factory on intercontinental transport till they reach the dealers. These applications are scalable for the future growing needs of the OEM and planned to be deployed across geographies.
In the transportation Industry group, Wipro won a large deal from one of the leading Mail & Express company in Europe. This is a multi-million dollar 5 year deal consisting of SAP Finance and Procurement Support , SAP HR Rollout & Support and SAP FSCM implementation Rollout.
Wipro is also providing Global Support for SAP applications for a Leading Alcoholic Beverages company deploying the Flexible Delivery Model. This has enabled faster ramp up and ramp down as per business demand, wider shift coverage, better service levels, and higher productivity gain for the customer at an optimized cost.
Wipro Arabia won a large multi-million dollar turnkey IT Solutions and Infrastructure Services project from a leading Govt. owned technology institute based in the Middle East. Other key wins in the Indian market for the quarter include a 10 year Total Outsourcing Contract with a large realty company, a comprehensive SAP implementation suite at a large public sector enterprise, an end-to-end Data Warehousing Implementation at a large PSU Bank and Infrastructure Integration & Management contracts from a large Retail chain.
Applied Innovation
As a part of its effort for continuous Innovation in delivery, Wipro has invested in outcome based models and we are seeing increased customer interest. This result based model has inherent benefits like improvement in service levels and end-user experience. FlexDelivery is one such model for managing enterprise applications and we now have six clients using this model out which three were added in the last quarter.
We launched Cigma (Center for Integrated Global Management of Applications), offering a 360 degree Services capability for managing the application landscape of an enterprise spread across the globe. This service offers the unique capability of providing an outcome based model based on SLA’s (service level agreements) as well as BLA’s (business level agreements) to customers. Cigma is currently made available to clients in the manufacturing space.

Taking the message of Applied Innovation further, Wipro pioneered Innovative Green practices to hold a global carbon neutral event-“Mandala”. Mandala is a global customer forum where Wipro’s customers, thought leaders and senior management meet to debate, exchange ideas and share best practices in key areas that will shape the future of the global industry. Wipro also announced its membership in The Green Grid, a global consortium dedicated to advancing energy efficiency in data centers and business computing ecosystems.
Awards and Recognition:
Wipro won the SAP Pinnacle Award for thought leadership around enterprise SOA. This global award recognizes partners who make exemplary contribution to SAP’s ecosystem.
This quarter, Wipro was also recognized by Emerson Rosemount as top IT partner for Continuous Improvement in the areas of Quality, Speed, Flexibility, Service, Technology, and Cost. Wipro is the only IT Services Company till date that has been recognized by Emerson.
Wipro was awarded the Top Network Integrator award for the fourth consecutive year by Voice and Data, and was also ranked as the best APAC partner by Netapp.
Wipro was won the Partner of the year award from IBM and the Fastest growing Solution Partner award for Asia Pacific from Packeteer.
IT Products (12% of Total Revenue and 3% of Operating Income for our quarter ended June 30, 2008)
Our IT Products business segment recorded Revenue of Rs. 6.96 billion ($162 million1) for our quarter ended June 30, 2008, representing an increase of 53% over the same period last year. EBIT for this segment was Rs. 305 million ($7.1 million1) for our quarter ended June 30, 2008.
Our Operating Income to Revenue for this segment was 4.4% for our quarter ended June 30, 2008.
Return on Capital Employed (ROCE) for our IT services and Products segment was 37% for our quarter ended June 30, 2008, compared to 44% for the same period last year.
Consumer Care and Lighting (8% of Total Revenue and 6% of Operating Income for our quarter ended June 30, 2008)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 4.75 billion ($111 million1) for our quarter ended June 30, 2008, representing an increase of 114% over the same period last year. EBIT for this segment was Rs. 605 million ($14 million1) for our quarter ended June 30, 2008, representing an increase of 98% over the same period last year.
Our Operating Income to Revenue for this segment was 12.7% for our quarter ended June 30, 2008. ROCE for this segment was 13% for our quarter ended June 30, 2008, compared to 40% for the same period last year.
On April 18, 2008, the Company announced changes to the management structure of IT Business and appointed Joint CEO’s to head the IT business. Consequent to this re -organization, the Company identified IT Services and IT Products as the reportable segments relating to the IT businesses. There is no change in the reportable segments for other businesses. Segment information in respect of earlier period has been revised to conform to the presentation as per new reportable segments.

About Non-GAAP financial measures
The Company provides Non-GAAP adjusted net income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) to supplement reported GAAP results. Non-GAAP adjusted net income excludes the impact of translating specific foreign currency borrowing, the impact of periodic fair value measurement of related cross currency swaps used in combination for hedging net investments in foreign operations and stock-based fringe benefit tax expense paid in India.
The Company believes that the presentation of this non-GAAP adjusted net income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax), when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its results of operations. The Company believes that foreign currency borrowing and its swaps are in substance economic hedges of net investment, though for GAAP reporting the impact of translation and fair value measurements are recorded in the Income statement. In addition, our stock-based fringe benefit tax expense is fully reimbursed by our employees, but for GAAP reporting, the reimbursement is recorded in stockholders’ equity. Therefore, making available an adjusted net income number that excludes the impact of these items from net income we believe provides useful supplemental information to both management and investors about our financial and business trends.
For our internal budgeting process, our management uses financial statements that do not include impact of periodic translation of specific foreign currency borrowing, fair value re-measurement of cross currency swaps and stock-based fringe benefit tax expense. The management of the Company also uses non-GAAP adjusted net income, in addition to the corresponding GAAP measures, in reviewing our financial results.
A material limitation associated with the use of non-GAAP net income as compared to the GAAP measures of net income is that it does not include costs which are recurring in nature and may not be comparable with the calculation of net income for other companies in our industry. The Company compensates for these limitations by providing full disclosure of the effects of non-GAAP measures, by presenting the corresponding GAAP financial measure in this release and in the Company’s financial statements and by providing a reconciliation to the corresponding GAAP measure.
Our results for the quarter ended June 30, 2008, computed under Indian GAAP and US GAAP, along with our individual business segment reports, are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 11:45 a.m. Indian Standard Time (2:15 a.m. US Eastern Time) and at 5:45 p.m. Indian Standard Time (8:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM

Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
Forward-looking and Cautionary Statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions, except share data)

	As of June 30,				As of March 31,
	2007		2008	2008	2008
				Convenience
				translation
				into US$
NOTE	(unaudited)		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	18,020	18,348	$427	Rs.	39,270
Restricted cash		—	—	—		—
Investments in liquid and short-term mutual funds		25,630	46,150	1,075		14,808
Accounts receivable, net of allowances		27,911	41,428	965		38,908
Unbilled Revenue		6,090	11,648	271		8,305
Inventories		4,426	8,392	195		7,172
Deferred income taxes		428	1,102	26		790
Other current assets		11,991	20,475	477		19,092

Total current assets		94,496	147,543	3,437		128,345
Property, plant and equipment, net		28,083	42,743	996		39,822
Investments in affiliates		1,295	1,451	34		1,343
Investments securities		357	356	8		355
Deferred income taxes		63	336	8		—
Intangible assets, net		2,495	12,370	288		12,480
Goodwill		12,348	41,545	968		38,943
Other assets		3,050	3,148	73		3,214

Total assets	Rs.	142,187	249,491	$5,812	Rs.	224,502

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Borrowings from banks and foreign state instituitions	Rs.	730	34,474	$803	Rs.	28,804
Current portion of long-term debt		436	355	8		406
Current portion of obligations under capital leases		—	337	8		323
Accounts payable		9,363	15,184	354		13,082
Accrued expenses		4,735	9,952	232		8,110
Accrued employee costs		5,368	5,193	121		5,160
Advances from customers		1,431	2,514	59		2,136
Unearned Revenue		1,209	4,626	108		4,162
Other current liabilities		7,438	22,310	520		12,519

Total current liabilities		30,710	94,945	2,212		74,702
Long-term debt, excluding current portion		286	14,743	343		14,522
Obligations under capital leases, excluding current portion		—	685	16		701
Deferred income taxes		593	1,749	41		2,098
Other liabilities		1,991	5,559	129		3,011

Total Liabilities		33,580	117,681	2,741		95,034

Minority interest		54	132	3		114
Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,461,453,320, 1,459,113,115 and 1,462,008,502 shares as of March 31, 2008, June 30, 2007 and 2008		2,918	2,924	68		2,923
Additonal paid-in capital		24,860	26,904	627		26,441
Accumulated other comprehensive income		(277)	(7,355)	(171)		(1,076)
Retained earnings		81,052	109,205	2,544		101,066
Equity Shares held by a controlled Trust: 7,961,760,7,961,760 and 7,961,760 shares as of March 31, 2008, June 30, 2007 and 2008		—	—	—		—

Total stockholders’s equity		108,553	131,678	3,067		129,354

Total liabilities and Stockholder’s equity	Rs.	142,187	249,491	$5,812	Rs.	224,502

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Three months ended June 30,
	2007		2008		2008
					Convenience
					translation
					into US$
Note	(unaudited)		(unaudited)		(unaudited)
Revenues:
Services	Rs.	32,027	Rs.	44,604	$1039
Products		9,805		15,019	350
Total		41,832		59,623	1,389

Cost of Revenues:

Services		21,200		29,470	686
Products		8,069		11,930	278
Total		29,269		41,400	964

Gross Profit		12,563		18,223	424

Operating Expenses:
Selling and marketing expenses		(2,761)		(4,433)	(103)
General and administrative expenses		(2,060)		(3,254)	(76)
Amortization of intangible assets		(105)		(227)	(5)
Foreign exchange gains / (losses), net		(852)		(689)	(16)
Others, net		80		132	3

Operating Income		6,865		9,752	227

Other income, net		991		(272)	(6)
Equity in earnings/(losses) of affiliates		87		107	2

Income before income taxes and minority interest		7,943		9,587	223

Income taxes		(839)		(1,436)	(33)
Minority interest		—		(12)	(0)

Income before cumulative effect of change in accounting principle		7,104		8,139	190

Cumulative effect of change in accounting principle		—		—	—

Net income	Rs.	7,104	Rs.	8,139	$190

Earnings per equity share
Basic
Net income		4.90		5.60	0.13
Diluted					—
Net income		4.87		5.59	0.13
Weighted average number if equity shares used in computing earnings per equity share:
Basic		1,449,892,856		1,452,636,163
Diluted		1,457,885,337		1,456,715,277

Additional Information
Segment Revenue
IT Services		31,460		43,933	1,023
IT Products		4,552		6,957	162
IT Services & Products		36,012		50,890	1,185
Consumer Care and Lighting		2,221		4,746	111
Others		3,015		3,285	77
Reconciling Items		584		702	16
Total		41,832		59,623	1,389
Operating Income
IT Services		6,541		8,820	205
IT Products		185		305	7
IT Services & Products		6,726		9,125	213
Consumer Care and Lighting		305		605	14
Others		139		208	5
Reconciling Items		(305)		(186)	(4)
Total		6,865		9,752	227
          Reconciliation of adjusted Non-GAAP net income to comparable net income

	(in Rs. million)

	2007	2008
Net Income as per GAAP	7,104	8,139

Adjustments :
Translation loss on foreign currency loan and changes in fair value of cross currency swap	—	660
Fringe benefit tax	—	46

Adjusted Non-GAAP net Income	7,104	8,845